                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                           SCHEDULE 13G/A

              Under the Securities Exchange Act of 1934
                         (Amendment No. 16)*

                           Uni-Marts, Inc.

                           (Name of Issuer)

                             Common Stock

                    (Title of Class of Securities)

                             904571 30 4

                            (CUSIP Number)

                             Annual Report

         (Date of Event Which Requires Filing of This Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

     !  Rule 13d-1(b)

     !  Rule 13d-1(c)

     ☒  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
     Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following page(s))

                           Page 1 of 5 Pages

CUSIP No. 904571 30 4             13G                    Page 2 of 5
1.	Name of Reporting Person Henry D. Sahakian
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares	5. Sole Voting Power 579,224 shares
Beneficially Owned By	6. Shared Voting Power 406,800 shares
Each Reporting	7. Sole Dispositive Power 579,224 shares
Person With	8. Shared Dispositive Power 406,800 shares
9.	Aggregate Amount Beneficially Owned By Each Reporting Person 1,056,647 shares
10.

Check Box if the Aggregate Amount in Row (9)
Excludes Certain shares

Henry D. Sahakian's daughter and son-in-law own
59,309 shares and Mr. Sahakian is one of two
trustees for a trust for the benefit of Daniel D.
Sahakian's son holding 211,750 shares of Common
Stock. Henry D. Sahakian disclaims beneficial
ownership of these shares, and they are not
included in the aggregate totals in number 9.

11.	Percent of Class Represented by Amount in Row 9 14.6 Percent
12.	Type of Reporting Person IN

                                                   Page 3 of 5

ITEM 1 (a)     Name of Issuer

               Uni-Marts, Inc.

ITEM 1 (b)     Address of Issuer's Principal Executive Offices

               477 East Beaver Avenue
               State College, PA 16801

ITEM 2 (a)     Name of Person Filing

               Henry D. Sahakian

ITEM 2 (b)     Address of Principal Business Office

               477 East Beaver Avenue
               State College, PA 16801

ITEM 2 (c)     Citizenship

               United States

ITEM 2 (d)     Title of Class of Securities

               Common Stock

ITEM 2 (e)     Cusip Number

               904571 30 4

ITEM 3

               N/A

                                                    Page 4 of 5

ITEM 4     Ownership

          (a)   1,056,647 shares
          (b)   14.6 percent
          (c)   (i)   579,224 shares
                (ii)  406,800 shares
                (iii) 579,224 shares
                (iv)  406,800 shares

ITEM 5     Ownership of Five Percent or Less of a Class

           N/A

ITEM 6     Ownership of More than Five Percent on Behalf of Another
           Person

           Beneficial ownership of Common Stock includes 35,500 shares held by Mr. Sahakian's wife, 278,900 shares owned by HFL
           Corporation, options to purchase 79,667 shares and 5,000
           shares held as custodian for his grandchildren.

ITEM 7     Identification and Classification of the Subsidiary which
           Acquired the Security being Reported on by the Parent Holding
           Company

           N/A

ITEM 8     Identification and Classification of Members of a Group

           N/A

ITEM 9     Notice of Dissolution of a Group

           N/A

ITEM 10    Certification

           N/A

                                                   Page 5 of 5
                             SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      February 10, 2003
                                                Date

                                       /S/ HENRY D. SAHAKIAN
                                             Signature

                                      Henry D. Sahakian
                                             Name/Title